Filed by eToro Group Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FinTech Acquisition Corp. V

Commission File No.: 001-39760

Date: August 25, 2021

On August 25, 2021, the following communications were made available by eToro Group Ltd. (“eToro”) on Twitter and LinkedIn:

Tweet 1: We continue to see strong positive momentum and our Q2 numbers demonstrate ongoing growth in new registered users and total commissions.

Press release at: https://etoro.tw/38bQLpX

Subject to disclaimers at: https://etoro.tw/3gHUSOw

LinkedIn: We continue to see strong positive momentum and our Q2 numbers demonstrate ongoing growth in new registered users and total commissions.

Press release at: https://etoro.tw/38bQLpX

Subject to disclaimers at: https://etoro.tw/3gHUSOw

Tweet 2: The rise in self-directed investing and eToro’s growth are underpinned by long-term secular trends in investor behavior.

Press release at: https://etoro.tw/38bQLpX

Subject to disclaimers at: https://etoro.tw/3gHUSOw

LinkedIn 2: The rise in self-directed investing and eToro’s growth are underpinned by long-term secular trends in investor behavior.

Press release at: https://etoro.tw/38bQLpX

Subject to disclaimers at: https://etoro.tw/3gHUSOw

Tweet 3: We added 2.6m new registered users in Q2 and now have over 23 million users worldwide.

Press release at: https://etoro.tw/38bQLpX

Subject to disclaimers at: https://etoro.tw/3gHUSOw

LinkedIn 3: We added 2.6m new registered users in Q2 and now have over 23 million users worldwide.

Press release at: https://etoro.tw/38bQLpX

Subject to disclaimers at: https://etoro.tw/3gHUSOw

Tweet 4: At the end of June our assets under administration were $9.4 billion.

Press release at: https://etoro.tw/38bQLpX

Subject to disclaimers at: https://etoro.tw/3gHUSOw

LinkedIn 4: At the end of June our assets under administration were $9.4 billion.

Press release at: https://etoro.tw/38bQLpX

Subject to disclaimers at: https://etoro.tw/3gHUSOw

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between FinTech Acquisition Corp. V (“FinTech V”) and eToro. Forward-looking statements may be identified by the use of the words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements as to the expected timing, completion and effects of the proposed business combination, are based on various assumptions, whether or not identified in this communication, and on the current expectations of eToro’s and FinTech V’s management, are not predictions of actual performance, and are subject to risks and uncertainties. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the risk that the proposed business combination may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the proposed business combination; the inability to complete the PIPE investment; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed merger agreement; the amount of redemption requests made by FinTech V’s public stockholders; the effect of the announcement or pendency of the proposed business combination on eToro’s business; risks that the proposed business combination disrupts current plans and operations of eToro; potential difficulties in retaining eToro customers and employees; eToro’s estimates of its financial performance; changes in general economic or political conditions; changes in the markets in which eToro competes; slowdowns in securities trading or shifting demand for security trading product; the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; legislative or regulatory changes; the evolving digital asset market, including the regulation thereof; competition; conditions related to eToro’s operations in Israel; risks related to data security and privacy; changes to accounting principles and guidelines; potential litigation relating to the proposed business combination; the ability to maintain the listing of eToro’s securities on the Nasdaq Capital Market; the price of eToro’s securities may be volatile; the ability to implement business plans and other expectations after the completion of the proposed business combination; and unexpected costs or expenses. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of FinTech V’s registration statement on Form S-1 (File No. 333-249646) (the “Form S-1”), eToro’s registration statement on Form F-4 (when available) and other documents if and when filed by eToro or FinTech V from time to time with the U.S. Securities and Exchange Commission (the “SEC”). If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither eToro nor FinTech V presently know or that eToro and FinTech V currently believe are immaterial that could also cause actual events and results to differ. In addition, forward-looking statements reflect eToro’s and FinTech V’s expectations, plans or forecasts of future events and views as of the date of this communication. eToro and FinTech V anticipate that subsequent events and developments will cause eToro’s and FinTech V’s assessments to change. While eToro and FinTech V may elect to update these forward-looking statements at some point in the future, eToro and FinTech V specifically disclaim any obligation to do so, unless required by applicable law.

Any financial information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond eToro’s and FinTech V’s control. The inclusion of financial information or projections in this communication should not be regarded as an indication that eToro or FinTech V, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

The financial information included in this communication has been taken from or prepared based on eToro’s historical financial statements. eToro’s historical financial statements have been audited by Ernst & Young in accordance with generally accepted auditing standards in Israel and prepared in conformity with International Financial Reporting Standards. eToro’s historical financial statements have not been audited in accordance with the Public Company Oversight Board (“PCAOB”) standards or prepared in accordance with Regulation S-X promulgated under the Securities Act of 1933, as amended. eToro cannot assure you that, had the historical financial information included in this communication been compliant with Regulation S-X and audited in accordance with PCAOB standards, there would not be differences, and such differences could be material. An audit of eToro’s financial statements in accordance with PCAOB standards is currently in process and will be included in the proxy statement/prospectus with respect to the business combination. Accordingly, there may be material differences between the presentation of eToro’s historical financial statements included in this communication and in the proxy statement/prospectus, including with respect to, among others, the method of accounting for assets held by eToro’s customers on eToro’s platforms, the method of accounting for revenue attributable to trading in asset classes and jurisdictions where we are not registered as a broker-dealer, off balance sheet items, timing of revenue recognition and asset classification.

No Offer or Solicitation

This communication is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of eToro, FinTech V or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information about the Business Combination and Where to Find It

eToro intends to file a registration statement on Form F-4 with the SEC, which will include a preliminary proxy statement to be distributed to FinTech V’s stockholders in connection with FinTech V’s solicitation of proxies for the vote by FinTech V’s stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective, FinTech V will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. eToro or FinTech V may also file other documents with the SEC regarding the proposed business combination.

Before making any voting or investment decision, investors and security holders are urged to carefully read the entire registration statement and proxy statement / prospectus and any other relevant documents filed with the SEC, and the definitive versions thereof (when they become available and including all amendments and supplements thereto). Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by eToro or FinTech V through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

eToro and FinTech V and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of FinTech V in connection with the proposed business combination under the rules of the SEC. FinTech V’s stockholders, eToro’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of eToro and FinTech V in FinTech V’s final prospectus filed with the SEC on December 7, 2020 or eToro’s Form F-4 (when available), as applicable, as well as their other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of FinTech V’s stockholders in connection with the proposed business combination and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed business combination (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

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